Exhibit 12.1

RAIT Financial Trust

Computation of Ratio of Earnings to Fixed Charges and Preferred Share Dividends

(dollars in thousands)

	For the years ended December 31,
	2007	2006	2005	2004	2003
Net income (loss) from continuing operations as adjusted for minority interest	$(437,102)	$74,704	$75,074	$63,098	$45,379
Add back fixed charges:
Interest expense	700,216	63,410	13,011	5,435	4,642

Earnings before fixed charges and preferred share dividends	263,114	138,114	88,085	68,533	50,021
Fixed charges and preferred share dividends
Interest expense	700,216	63,410	13,011	5,435	4,642
Preferred share dividends	11,817	10,079	10,076	5,279	—

Subtotal	712,033	$73,489	$23,087	$10,714	$4,642
Ratio of earnings to fixed charges and preferred share dividends	0.4x	1.9x	3.8x	6.4x	10.8x